UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2012
Commission File Number: 001-14611

(formerly known as INTERACTIVE ENTERTAINMENT LIMITED)
(Exact name of registrant as specified in its charter)

BERMUDA
(Jurisdiction of Incorporation)
Floor Six   65 Front Street   Hamilton Parish   Islands of Bermuda   HM12
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED By: Deborah Fortescue-Merrin Deborah Fortescue-Merrin, President
Date: August 15, 2012

EXHIBIT INDEX

1.      Interim Financial Statements for the Six Months ended June 30, 2012

2.      Management Discussion and Analysis for the Six Months ended June 30, 2012

CREATOR CAPITAL LIMITED

FINANCIAL STATEMENTS

FOR THE INTERIM PERIOD SIX MONTHS ENDED JUNE 30, 2012

U.S. Dollars

UNAUDITED

NOTICE TO READER

These are the Interim unaudited Consolidated Financial Statements for this Second Financial Interim Period ending June 30, 2012, for the Second Financial Interim Period ended June 30, 2011 with the consolidated statements of operations, deficit and cash flows for those periods, and with comparatives to the year-end Audited Consolidated Financial Statements for December 31, 2011.

These Interim Unaudited Consolidated Financial Statements have been prepared by Company management in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These Interim unaudited Consolidated Financial Statements should be read in conjunction with the year-end Audited Consolidated Financial Statements for December 31, 2011, prepared in accordance with International Financial Reporting Standards (“IFRS”).  Note 2 provide IFRS information that is material to understanding these Interim Unaudited Consolidated Financial Statements.

Under Canada’s National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4/3(30)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.  The Company’s external auditors, The Saturna Group, Chartered Accountants, of Vancouver, British Columbia, Canada have not performed a review of these interim financial statements

All financial statements and Notes are expressed in United States of America Dollar Currency.

Hamilton, Bermuda
August 15, 2012

CREATOR CAPITAL LIMITED AND SUBSIDIARIES CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	June 30	December 31
	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$3,449	$3,036
Accounts receivable	0	0
Prepaid expenses	8,108	2,017
Total current assets	11,557	5,053

Total Assets	$11,557	$5,053

LIABILITIES

Current liabilities
Accounts payable and accrued expenses	529,161	499,041
Notes Payable	70,297	73,729
Notes Payable – Related Parties	74,830	41,876
Accrued dividends	4,968,322	4,657,601
Preferred shares – Note 6	2,237,443	2,237,443
Total current liabilities	7,880,053	7,509,690
Total Liabilities	$7,880,053	$7,509,690

SHAREHOLDERS' EQUITY

Share Capital	874,673	874,673
Additional paid-in-capital	63,362,764	63,362,764
Stock Option Reserve	320,395	320,395
Deficit	(72,426,328)	(72,062,469)

Total Shareholder Equity	(7,868,496)	(7,504,637)
Total Liabilities and Shareholders' Equity	$11,557	$5,053

Nature of Operations and going concern  Note 1
Contingencies  Note 6
Subsequent events  Note 14

APPROVED ON BEHALF OF THE BOARD:
/s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin	/s/ Anthony P Clements Anthony P Clements
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART TO THESE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited June 30, 2012
Interim Financials	Page - 4 -

CREATOR CAPITAL LIMITED AND SUBSIDIARIES CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (with comparative figures to the Six Months Ended June 30, 2012) (UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30
	2011	2012	2011	2012

Revenue	$3,500	$0	$5,250	$1,750

Operating Expenses
Consulting and contract services	10,500	10,500	21,000	21,000
General and administrative	17,393	15,837	30,825	33,584
Foreign Exchange	-257	13,928	1,015	-9,221
Interest	2,899	3,785	4,894	6,842
Professional Fees	4,750	3,000	11,073	7,500
Marketing	177	164	352	339
	35,462	19,359	69,159	60,044

Loss from operations	$(31,962)	$(19,359)	$(63,909)	$(58,294)
Other:
Recovery of prior expenses	5,156	0	5,156
Preferred stock dividends	(144,646)	(156,756)	(286,310)	(310,721)

Net and comprehensive Income (loss)	$(176,608)	$(170,959)	$(350,219)	$(363,859)

BASIC AND DILUTED LOSS PER SHARE
Numerator for basic and diluted loss per share:
Net and comprehensive Income (loss)
Gain (loss) to common shareholders	(176,608)	(170,959)	(350,219)	(363,859)

Denominator for basic and diluted loss per share:
Weighted average shares outstanding	87,467,288	87,467,288	87,467,288	87,467,288

Net loss per share	$(0.0020)	$(0.0020)	$(0.0040)	$(0.0042)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART TO THESE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited June 30, 2012
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CREATOR CAPITAL LIMITED AND SUBSIDIARIES INTERIM STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share Capital		Contributed	Shareholder Option
	Number of Shares	Amount $	Surplus $	Reserve $	Deficit $	Total $

Balance, December 31, 2010	87,474,288	$874,673	$63,683,159		$(71,433,702)	$(6,675,870)

Net Loss for the interim period	0	0	0		$(350,357)	$(350,357)

Balance, June 30, 2011	87,474,288	$874,673	$63,683,159		$(71,784,059)	$(7,226,227)

	Share Capital		Contributed	Shareholder Option
	Number of Shares	Amount $	Surplus $	Reserve $	Deficit $	Total $

Balance, December 31, 2011	87,474,288	$874,673	$63,362,764	$320,395	$(72,062,469)	$(7,504,637)

Current Period’s Activities	0	0

Net Loss for the interim period					$(363,859)	$(363,859)

Balance, June 30, 2012	87,474,288	$874,673	$63,362,764	$320,395	$(72,426,328)	$(7,868,496)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART TO THESE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited June 30, 2012
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CREATOR CAPITAL LIMITED AND SUBSIDIARIES
INTERIM STATEMENT OF CASH FLOWS
(with comparative figures to the Six Months Ended June 30, 2012)

 (UNAUDITED)

	Six Months	Six Months
	Ended	Ended
	June 30	June 30
	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss} for the period	$(350,219)	$(363,859)

Items not affecting cash:
Accrued dividends payable	286,310	310,721
Foreign Exchange	1,015	(9,221)
Interest costs	4,894	6,842
	(58,000)	(55,517)

Changes in non-cash operating working capital items:

Accounts receivable	(1,750)	0
Prepaid expenses	(6,971)	(6,091)
Accounts payable and accrued expenses	40,897	30,120
Net cash provided by (used in) operating activities	(25,824)	(31,488)

CASH FLOWS FROM INVESTING ACTIVITIES

Investing Activities	0	0
Net cash provided by (used in) investing activities	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Notes Payable	25,222	(3,432)
Notes Payable – Related Parties	0	32,954
Interest	(4,894)	(6,842)
Net cash provided by (used in) financing activities	20,328	22,680
FOREIGN EXCHANGE

Effects of exchange rate on financing activities	(1,015)	9,221
Net cash provided by (used in) financing activities	(1,015)	9,221

Net increase (decrease) in cash	(6,511)	413
Cash, beginning of period	9,786	3,036
Cash, end of period	$5,275	$3,449

Non Cash investing and financing activities	0	0

Supplemental disclosures
Income Taxes paid	0	0

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART TO THESE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited June 30, 2012
Interim Financials	Page - 4 -

CREATOR CAPITAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2012
(Stated in U.S. Dollars)

Note 1                 Nature and Continuance of Operations

Creator Capital Limited (the “Company”), a Bermuda exempted company, changed its name from Sky Games International Ltd. to Interactive Entertainment Limited in June 1997.  On September 27, 2000 the name changed to Creator Capital Limited.  At the 2010 Annual General Meeting the Shareholders approved to change the name of the Company to Fireflies Environmental Limited.  At the 2011 Annual General Meeting, held March 30, 2012, the Company received shareholder approval for returning the Company name to Creator Capital Limited.

The Company is publicly quoted on the NASD Over the Counter Bulletin Board in the United States of America.

The Company is engaged in providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers.  Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.

The head office, principal address and registered and records office is located on Floor 6, 65 Front Street, Hamilton, Islands of Bermuda,  HM12.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. As at June 30, 2012, the Company had not yet achieved profitable operations, having a working capital deficit of $7,868,496 (June 30, 2011: $7,226,227) has accumulated losses of $72,426,328 (June 30, 2011: $71,784,059) since its inception and expects to incur further losses in the development of its business, all of which cast substantial doubt about the Company’s ability to continue as a going concern. The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future, particularly in light of current global economic conditions. Accordingly, these consolidated financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

Note 2                 Summary of Significant Accounting Policies

At the date of these consolidated financial statements, the IASB and IFRIC have issued the following new and revised standards, amendments and interpretations which were not yet effective during the year ended 31 December 2011.

Creator Capital Limited June 30, 2012
Interim Financials	Page - 4 -

Note 2                 Summary of Significant Accounting Policies – (cont’d)

• IFRS 9 ‘Financial Instruments: Classification and Measurement’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

IFRS 10 ‘Consolidated Financial Statements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces consolidation requirements in IAS 27 (as amended in 2008) and SIC-12. The IASB issued a number of new and revised IASs, IFRSs, amendments and related IFRICs which are effective for the Company’s financial year beginning on 1 January 2011.  For the purpose of preparing and presenting the consolidated financial statements, the Company has consistently adopted all these new standards for the years ended 31 December 2011 and 2010.
•

• IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.
• IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 July 2012 and includes amendments regarding Presentation of Items of Other Comprehensive Income.

• IAS 27 (Amendment) ‘Separate Financial Statements’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

These consolidated interim financial statements are presented in the Dollar currency of the United States of America.

These consolidated interim financial statements were authorized for issue by the Board of Directors on August 15, 2012.

The consolidated interim financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality, and within the framework of the significant accounting policies summarized below:

a)      Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Creator Capital (Nevada) Inc., (formerly Sky Games International Corp.) (a Nevada corporation) (Annual Fees were not paid to maintain this Company); and Creator Island Equities Inc. (a British Columbia corporation).

Creator Capital Limited June 30, 2012
Interim Financials	Page - 4 -

Note 2                 Summary of Significant Accounting Policies – (cont’d)

The subsidiary companies are inactive. All material inter-company accounts and transactions have been eliminated on consolidation.

b)	Equipment

As at the end of the current Interim period there are no current equipment assets.

c)      Website Development Costs

As at the end of the current interim period there are no current website development costs.

d)	Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, accrued dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.  For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

e)	Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

f)      Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, shipment has occurred, the price to the buyer is fixed and determinable, and collection is reasonably assured.

g)      Foreign Currency Translation

The Company’s functional currency is the United States dollar.  Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year. Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

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Interim Financials	Page - 4 -

Note 2             Summary of Significant Accounting Policies – (cont’d)

h)                      Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

i)	Stock-based Compensation

CCL records a compensation cost attributable to all stock options granted at fair value at the grant date,.  The Black-Scholes valuation model is used and the cost is expensed over their vesting period, with a corresponding increase to the equity account, Additional Paid-in Capital.  Upon exercise of the share purchase options, the consideration paid by the option holder, together with the amount previously recognized in the Additional Paid-in Capital, is recorded as an increase to Share capital.

The Black Scholes option valuation model requires the input of highly subjective assumptions, including price volatility, if any.  Changes in these assumptions can materially affect the fair value estimate.

j)	Accounting Standards Issued, But not yet Effective

Effective for annual periods beginning on or after January 1, 2013 are the New Standard IFRS 9, “Financial Instruments”, New Standard IFRS 13,”Fair Value Measurement”.
IFRS 13 replaces the fair value measurement guidance currently dispersed across different IFRS standards with a single definition of fair value and extensive application guidance.  IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted.  It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements.

The Company has not early adopted these revised standards and is currently assessing the impact that

Note 3             Notes Payable

IFRS 39 stipulates that the Company’s financial liabilities be measured at ‘amortized cost’.  This is defined as the originally recorded amount: less any principal repayments; plus or minus the cumulative amortization, using the ‘effective interest method’ of any difference between the originally recorded amount and the maturity amount.  The various loan amounts, represented by the Notes Payable, have been recorded at their principal amount at the date of each loan, which are deemed to be fair value.  No premium was paid on any of these Notes Payable.  No transaction costs were incurred in the borrowing of these funds.  The interest bearing Notes Payable have their interest cost calculated and recorded monthly.  Hence, the use of the measurement of value of the Notes Payable at amortized costs would not be materially different from the amounts presented.

	June 30, 2012	December 31, 2011

Unsecured interest bearing at 10% per annum Unsecured interest bearing at 10% per annum, related party,	70,297 74,830	73,729 41,876

	$ 145, 127	$ 115,605

These notes are due within one year, therefore are classified as current liabilities.

All interest incurred on interest bearing notes is included in the Accounts Payable account.

Amount differences between December 31, 2011 and June 30, 2012 reflect foreign exchange adjustments, and further funds borrowed from Related Parties of $34,680.

Note 4                 Capital Stock

The Class A preference shares are non-voting and are convertible at any time into common shares at the option of the holder. Dividends on the Class A preference shares are cumulative and payable quarterly at an annual dividend rate of 9%.  The Company, at its option, may redeem the Class A preference shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A preference shares.

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2010 and as of March 31, 2011, 2,237 Class A Preference Stock remain outstanding.

Dividends on the Class A preference shares for the Six Month Interim Period ended June 30, 2012 was $310,721 (June 30, 2011:$286,310). They remain unpaid and are in arrears.

During the year ended December 31, 2007, CCL restated the presentation of the Class A Preferred shares reclassifying them from Equity to Current Liability of the Class A Preferred Shares, and their paid in capital totaling $2,237,421.  On the Balance sheet this has been added to the Current Liability of Accrued dividends.  The Preferred shares have the contractual obligation to either delivered a fixed amount or settle the obligation be delivering its out equity instrument.  They meet the definition of a financial liability

Note 5             Stock Options

On April 6, 2007, the Company granted 6,950,000 stock options to directors, officers, and consultants at a price of $0.25 per share.  They expired on April 6, 2012 unused.

The following table summarizes the continuity of the Company’s stock options:
	Number of options	Weighted average exercise price $

Outstanding, December 31, 2011	6,950,000	0.25
Activity during the period – expiration of all options	(6,950,000)	0.00
Outstanding, June 30, 2012	nil	nil

Creator Capital Limited June 30, 2012
Interim Financials	Page - 4 -

Additional information regarding stock options outstanding as at June 30, 2012 is as follows:

Outstanding and exercisable
Range of exercise prices $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $

nil	nil	nil	nil

Note 5             Stock Options (continued)

The fair value of the stock options granted during the year ended December 31, 2007 was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

2007

Risk-free interest rate	3.43%
Expected life (in years)	5
Expected volatility	184%

Note 6             Contingency

None during the Quarter

Note 7             Income Taxes

As a Bermuda exempted company, the Company is exempt from income tax filing requirements in Bermuda.  Prior to 1999, the Company operated in the U.S. as a branch of a foreign corporation.  Currently, the Company is represented in Canada by a Director who provides Corporate Services.

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

Year ended December 31	2011 $	2010 $	2009 $

Canadian statutory income tax rate	26.50%	28.50%	30.00%

Income tax recovery at statutory rate	167,000	177,000	155,000

Tax effect of:
Permanent differences and other	–	–	–
Foreign income tax other than Canadian statutory rate	(167,000)	(177,000)	(141,000)
	–	–	-
Change in valuation allowance	--	(20,000)	(14,000)

Income tax provision	–	–	–

Creator Capital Limited June 30, 2012
Interim Financials	Page - 4 -

The significant components of future income tax assets and liabilities are as follows:

	$2010	$2009

Future income tax assets

Non-capital losses carried forward	116,000	116,000
Valuation allowance	(116,000)	(116,000)

Net future income tax asset	–	–

The Company has estimated accumulated non-capital losses of $452,000 which may be carried forward to reduce taxable income in future years. As at December 31, 2011, the Company is in arrears on filing its statutory corporate income tax returns and the amounts presented above are based on estimates. The actual losses available could differ from these estimates.

Note 8             Related Party Transactions

A company controlled by management (the owner being Rex E. Fortescue, the father of the Company’s President) of the Company provides services to the Company.  During the three months year-to-date period ended June 30, 2012, the Company incurred $21,000 ($21,000 for same period in 2011) in consulting fees and $903 ($903 for the same period in 2011) in expense reimbursements.  Included in the Account Payable accounts is $182,524 representing outstanding fees and reimbursements.

A company controlled by management (the owner being Deborah E. Fortescue-Merrin, the Company’s President) of the Company formerly provided the corporate management services of Deborah Fortescue-Merrin and incurred expense reimbursements.  Included in the Accounts Payable account is $71,914 representing outstanding fees and reimbursements.

A company controlled by management (the owners being Rex E. Fortescue, the father of the Company’s President, and Richard E. Fortescue, the brother the Company’s President) of the Company provides accounting and administrative services to the Company.  During the six months of the Interim period ended June, 2012 the Company incurred $12,000 ($15,000 for the same period in 2011) for such accounting and administrative services, and $4,145 ($4,366 for the same period in 2011) in expense reimbursements.  Included in the Account Payable accounts is $162,695 representing outstanding fees and reimbursements.

A company controlled by management (the owners being Deborah E. Fortescue-Merrin, Rex E. Fortescue and Richard E. Fortescue) of the Company has loaned funds under Notes Payable.  During the period the principal loaned was US$ 34,680 (Cnd$37,000).  The Note Payable as an annual interest rate of 10%.

These funds were used to pay for the December 31, 2011 audit, Bermuda Residency Agent and Government annual fees, and the Standard & Poor’s fees.

Note 9             Economic Dependence

During the Six months year-to-date period ended June 30, 2012, one customer accounted for 100.0%, of total sales.  For the six months year-to-date period ended June 30, 2011, one customer accounted for 100.00% of total sales.  During the Period the Company was informed by its client that the airplane on which the SkyPlay Games were installed was retired.  As of the end of the Interim period the Company no longer has any clients for neither the Sky Play nor the SkyGames products.

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Interim Financials	Page - 4 -

Note 10           Segmented Information

For the six months year-to-date period ended June 30, 2012 and for the six month Fiscal Quarter period ended June 30, 2011 the details of identifiable revenues by geographic segments are as follows:

	June 30, 2011	June 30, 2012

Asia	$0	$0
Middle East	5,250	1,750

Total Revenues per Period	$15,250	$1,750

Note 11           Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  However, the accrued Dividends Payable on the re-categorized Preferred Shares are included.  During the six month Year-to-date period ended June 30, 2012, the Company recognized preferred share dividends payable of $310,721 (for the same period during 2011: $286,310).

Note 12           Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to pursue the development of its business and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk.  In the management of capital, the Company includes the components of stockholders’ deficiency and preferred shares.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of.  As at June 30, 2012, with the exception of short-term loans, the Company has not entered into any debt financing.

The Company is dependent on the related parties’ ability to provide capital and the existing sales to customers as its source of operating capital and the Company’s capital resources are largely determined by the strength of the airline market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.  The Company’s primary target market includes the Asian and Pacific Rim airlines.

The Company is not subject to any external capital requirements.

Note 13           Financial Instruments

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rate.  As at June 30, 2012, and as in all past fiscal periods, all of the Company’s cash is held in US dollars, the Company’s functional currency.  The Company has no significant currency risk associated with its operations.

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Interim Financials	Page - 4 -

Note 13           Financial Instruments (continued)

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  The Company’s cash and receivables are exposed to credit risk.  The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company reduces its credit risk on accounts receivables by monitoring all accounts frequently.  As at June 30, 2012, the Company is not exposed to any significant credit risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Included in the loss for the period in the financial statements is interest income on US dollar cash.  As at June 30, 2012, the Company’s cash is subject to or exposed to interest rate risk, however, this risk is not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.  The Company manages liquidity risk by maintaining sufficient cash balance to enable settlement of transactions on the due date.  Accounts payable and accrued liabilities are current.  Primarily the Company addresses its liquidity through its close relationship with its related parties, and secondarily, through equity financing obtained through the sale of common shares and the exercise of stock options.

Note 14           Subsequent Events

At the 2011 Annual General Meeting, held March 30, 2012, the Company received shareholder approval for returning the Company name to Creator Capital Limited.

•	On 6 April 2012, a total of 6,950,000 stock options expired unexercised (Note 5).

•	The Company extended the repayment dates on various loans by an additional year (Note 3).

Creator Capital Limited June 30, 2012
Interim Financials	Page - 4 -

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Deborah Fortescue-Merrin, Chief Executive Officer and acting in the capacity of Chief Financial Officer, of Creator Capital Limited certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Creator Capital Limited. (the “issuer”) for the interim period ended June 30, 2012.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 15, 2012

“Deborah Fortescue-Merrin”

Deborah Fortescue-Merrin
Chief Executive Officer
& acting in the capacity
of Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CREATOR CAPITAL LIMITED
MANAGEMENT DISCUSSION AND ANALYSIS
For the Quarter ended June 30, 2012
DATED: AS AT August 15, 2012

The following discussion and analysis, prepared as of August 15, 2012, should be read together with the Unaudited Consolidated Financial Statements for the Six Month year-to-date Quarter ended June 30, 2012 and the with the audited financial statements and related notes and Management Discussion and Analysis for the year ended December 31, 2011, with the related notes.  These interim financial statements for the Quarter ended June 30, 2012 have been prepared in accordance with IAS 34, “Interim Financial Reporting of the International Financial Reporting Standards (known as “IFRS).  The business operations of Creator Capital Limited are conducted in United States Dollars and therefore, all amounts herein are stated in United States Dollars unless otherwise indicated.

Beginning with the Nine Month Year-to-date Quarter ended September 30. 2008, the Company’s financial documents are available on SEDAR at www.sedar.com.  All the Company’s United States of America Filings with the Securities and Exchange Commission are available on EDGAR.  Additionally, all these documents are available on the Company’s website at www.creatorcapital.com.

FORWARD LOOKING STATEMENTS

In the following discussion and description of the Company’s experiences during the past financial period, there are certain forward-looking statements.  They include, but no limited to, information pertaining to the Company’s financial and operating activities, plans and objectives of the and assumptions regarding the Company’s future performance.  Forward looking statements may include the words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “indicates”, “intends”, “may”, “may impact”, “may increase”, “plans”, “suggests”, “should” and like expressions, or such future or conditional verbs as “will”, “should”, and “could”.  Such forward looking statements are based upon current expectations and various factors and assumptions.  As such, these forward looking statements are subject to risks and uncertainties.

Forward looking statements, by their nature, involve numerous assumptions.  Many factors that are beyond the Company’s and Management’s control may cause actual results to differ materially from any expectations expressed in such forward looking statements,  Such factors include, but are not limited to, the general and economic conditions in the various countries and worldwide changes in economic and political conditions and legal developments as they may impact upon airline legislation, the level of competition, the occurrence of weather-related and other natural catastrophes, changes in the accounting standards and policies worldwide, technological developments, unexpected changes in consumer spending and behavior, and Management’s ability to anticipate and manage the risks associated with these factors.  Please note the preceding list is only a summary and is not exhaustive of all possible influencing factors.  These and other factors must be considered carefully.  Any, all, or a combination, of such factors could cause the Company’s actual results to materially differ from the expectations opinioned in any and all forward looking statements.

Where the future may be contemplated, expectations assume a prolonged economic uncertainty that includes the declining global economy, as well as the declining economies of those countries in which the Company has clients, influenced by a declining cost of money, lower energy and commodity prices.

The Company does not provide any assurance that any of the forward looking statements will materialize.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 1

COMPANY

Creator Capital Limited ("CCL" or the "Company"), formerly known as Interactive Entertainment Limited ("IEL"), was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro, Inc.  On May 10, 1990, the Company changed its name to Creator Capital Inc.  The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992.  On January 23, 1995, the Company changed its name to Sky Games International Ltd. (“SGI”).  Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies’ Act 1981 (Bermuda) (the “Bermuda Act”).  In June 1997, the Company changed its name to Interactive Entertainment Limited following consummation of a series of amalgamations.  Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.  At the 2010 Annual General Meeting the Shareholders approved a Special Resolution to change the name of the Company to Fireflies Environmental Limited.  At the 2011 Annual General Meeting the shareholders approved the returning the Company name to Creator Capital Limited.

The Company is publicly quoted on the NASD Over the Counter Bulletin Board in the United States of America

BUSINESS OF THE COMPANY

CCL's business is focused on providing inflight gaming software systems and services by developing, implementing and operating a computer-based interactive video entertainment system of gaming and other entertainment activities on, but not limited to, the aircraft of international commercial air carriers.  The Company offers two suites of entertainment: Sky Play® - a catalogue of popular interactive amusement games, and Sky Games® an inflight Gaming system consisting of the more popular casino games.  CCL also provides customization services on all CCL software and assist clients in creating an alternative “non-ticket” based revenue stream.

At the 2010 Annual General Meeting the Shareholders approved a Special Resolution to change the name of the Company to Fireflies Environmental Limited.  Being the name change is not relevant to the Company’s business; at the 2011 Annual General Meeting the Company received  shareholder approval cancelling the name change.

Through to June 30, 2012, CCL’s activities continue to focus on 1) Continuing the redesign and development of the Sky Games® Inflight Gaming Software System.  2) Continuing the management and support of the Sky Play® Interactive Amusement Games business.  3) Seeking new and updated games for inclusion in the Sky Play® Interactive Amusement Games Catalogue.  Sri Lankan Airways has retired its airplane on which Sky Play® was installed.  As the Interim Period end, there are no clients for neither SkyGames nor SkyPlay.

The Product

1.      Sky Play®

Sky Play® PC Interactive Games offers airlines the choice of up to 19 amusement games.  Unlike Nintendo-style games, which are designed to keep the player challenged and interested over long periods of time, and which generally require player skill developed over a period of time, CCL has selected and developed the Sky Play® amusement games which have very simple rules, are already well known or easy to learn, and are very simple to play.  Games are licensed to airlines for a monthly license fee on a per game, per aircraft basis.

The U.S. Patent and Trademark Office granted CCL the following federal registrations;
November 5, 2002                                                            “Sky Play®” Logo and name
July 8, 2003                                                                       “Sky Play® International”  “We Make Time Fly” and Design

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 2

2.           Sky Games®

The U.S. Patent and Trademark Office granted CCL the following federal registrations:

April 14, 1998                                    “Sky Games®” logo and the slogan "We Make Time Fly"
August 26, 2003                                            “Sky Games® International” “We Make Time Fly” and Design
February 21, 2006                                                             “Casino Class”
July 4, 2006                                                                        “Casino Class” “We Make Time Fly” and Design
February 24, 2006                                                             “Sky Casinos International”  “We Make time Fly” and Design

The costs of these registrations were expensed in the period they were recorded.

The Industry

According to Boeing Company's 2011-2030 Current Market Outlook (“CMO”) annualized world GDP is forecast to grow at an average of 3.3% per year over the next 20 years, an increase of 0.1%.  The report noted that, the total market potential for new commercial airplanes is 33,500.  Over the long term, CCL believes these forecasts represent a substantial market for In-flight Entertainment (“IFE”) systems and in-flight content over the long-term.  CCL’s financial performance is dependent on the environment in which its business operates.  During the second half of 2008, global economic growth slowed as the US entered a recession.  As the global economic growth entered the recession it was assumed it would slow market growth over the next couple of years.  However, the CMO noted recent data suggests the global economy is recovering with the emerging economies, led by China, are expanding at a moderate rate.

Boeing has observed the resilience that global airline markets have shown over time is reflected in average annual passenger traffic growth of 5.1 percent and air cargo growth of 5.6 percent over the next 20 years. This growth was founded on world economic growth of 3.3 percent and further stimulated by liberalization of market regulations in many countries. It is tempered by the high oil prices and price volatility resulting from political unrest in the Middle East.

The introduction and acceptance of portable (non embedded or installed) IFE units is growing steadily.  The positive impact of these portable IFE units/systems is the trend towards lighter, less expensive IFE architecture, with the focus of such architecture being the individual seating area of each passenger.  Boeing has the strengthening trend toward smaller twin-aisle airplanes in the future is driven by passengers who prefer to travel directly between their points of origin and destination.

Looking ahead, the Asia-Pacific, Latin America and the Middle East to Asia regions’ traffic are growing at the fastest rates of 7.0%, 6.7% and 7.2% respectively.  Boeing’s CMO 2009 predicts that the Asia-Pacific (including within China) will become the largest internal market over the next 20 years, overtaking the market within North America.  Markets in Asia-Pacific have powerful combinations of large economies, rapid economic growth, and liberalizing markets.  These figures are a positive factor in CCL’s continuing strategy for initially targeting airlines in the Asia Pacific region.

Regional traffic trends are an important factor in CCL’s marketing strategies.  According to the Boeing CMO  annual passenger traffic will grow by 6.8 % in the Asia Pacific region; 5.1% in the Transpacific Region; 2.3% within North America; 4.0% within Europe; 6.7% within Latin America; 4.6% in Africa.

An observation by Sally Gethin in her March 2007 article in Aircraft Interiors International “All bets are off?” confirms CCL’s research and conclusions regarding the potential of Gaming on International airlines:  She states that gaming is a numbers game:  “Gambling over existing airline IFE systems could provide phenomenal returns for airlines – higher even than existing games offered on board according to research conducted by IMDC, which provides forecasting and surveys for airlines and IFE manufacturers.”

Gethin also quotes the 1995 Department of Transportation report to the US Congress that states that potential earnings of US$1 million per aircraft per annum are indeed possible.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 3

Gethin also mentions CCL in the article under its former name; “During the 1990s, a company called IEL offered low stakes in-flight gambling to the international airline business and worked with Singapore Airlines to install the necessary software. This was short-lived due to incompatibility issues with the software and the IFE hardware, which impacted upon reliability.”  Such incompatibilities no longer exist.  Technology has improved to the point of offering not only much more sophisticated, embedded hardware, but also the very viable option of portable units.  Such portability echoes of CCL’s initial concept of a portable gaming device, which could be issued on the aircraft in exactly the same manner as the portable IMS Pea in the Pod and the DigePlayers are issued today.

Competition

There are currently four companies supplying the in-flight interactive PC games marketplace:  Creator Capital, DTI, Nintendo, and Western Outdoor Interactive.

IMDC (an airline consulting firm specializing in cabin and communication technologies) reports that there are three main types of interactive software packages offered by games suppliers; games; gambling software, and educational software.  Not all suppliers supply in all three areas.  CCL currently offers games and gambling software.

Market and Marketing

In the very competitive airline market, airlines are seeking a distinctive, competitive edge to attract and retain paying customers.  Entertainment and service systems form a part of the airlines’ current business strategy.  CCL believes that the principal benefit of its product to the airlines is the ability to enhance entertainment offerings to passengers.  IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines.  The target market for Sky Play® has been domestic and foreign airlines, which have committed to the purchase of, or already have installed IFE systems.

CCL's primary target market remains the Asian and Pacific Rim airlines whose passengers, with certain exceptions, generally have a broad cultural acceptance of gaming.  The Company also believes that the Latin American markets also hold significant potential.

CCL believes that the principal benefits of its product to the airlines will be passenger satisfaction and airline participation in a potential alternate “non-ticket” revenue stream.  IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines. The Company believes that new methods of increasing revenues while providing a high level of service will be seriously considered by the airlines; however, there can be no assurance that in-flight gaming will be among the alternatives considered by airlines.  Although the system is designed for gaming using currency, the system could be adapted to "pay-for-play" mode in those circumstances where gaming utilizing currency is not legal and that a system utilizing frequent flyer credits and other rewards can be integrated as part of the gaming program.

Any Sky Games contract would be based upon CCL receiving expects to derive its income from a split of gaming revenues with the airline.  The Company does not anticipate selling its gaming products in order to generate revenue.  Airlines will receive a percentage of net revenue generated by Sky Games® on their respective flights.  Passenger payouts and certain direct operating costs will be deducted from revenue and the "win" will be split on a negotiated basis.  Airlines have utilized similar revenue-sharing arrangement with other product/service providers, such as in-flight communication companies (e.g. GTE Airfone).  CCL would provide certain training, banking, accounting and administrative functions.  The airline will provide the aircraft, the equipment, the passengers and in-flight personnel.  Subsequent to the Singapore Airlines venture of 1995, the CCL has not negotiated any other airline agreements.
CCL is currently reviewing its future strategies in the airline market by researching and evaluating the process of developing several new games for the Sky Play® PC Interactive Games Catalogue, while updating some of the current games.  This will enable CCL to offer current client fresh material, while affording an opportunity to re-visit previous clients and potential new clients.    CCL is also currently re-evaluating and redesigning the Sky Games®®   In-flight Gaming System in order to ensure its smooth integration in to the newer, more sophisticated IFE hardware platforms being developed an introduced to the Airline Industry today.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 4

Major Customers

The Company’s Sky Play® customer was Sri Lankan Airways. Until the Second Quarter, Sri Lankan Airways operated an airplane which had the Sky Play games installed.  That airplane was retired.

The World Economy

As with all businesses selling products during these current unstable economic times, the short-term will be very challenging.  Economic forecasts are being constantly challenged with the slow and erratic effort of the Worldwide Economy to recover from the Recession.  Being involved in the airline industry, with its volatile economic fluctuations, the period of time it takes for the Global economy to climb out of the Worldwide Recession may be longer than the Company’s business can financially survive.  With all of Revenues generated in the Asian Region, the Company’s business is subject to that volatile region’s ability to recover.

DISCUSSION OF OPERATION AND FINANCIAL CONDITION

Six Month Interim Period Ended June 30, 2012 with comparatives to the Six Month Interim Period Ended June 30, 2011:

REVENUES

Revenue consists of fees generated from the licensing of the Sky Play® PC based amusement games to the Airline Industry.  Airline clients install the games on their inflight entertainment systems (IFE) as part of the inflight entertainment offered to passengers.  Operations revenue for the Six Month Interim period ended June 30, 2012 was $1,750 compared to $5,250 for June 30, 2011.  With Sri Lankan Airways retiring the airplane on which the Sky Play games were installed, there no clients using the Sky Play games.
COSTS

GENERAL AND ADMINISTRATION
	6 month Interim period ended June 30, 2011	6 month Interim period ended June 30, 2012

Administration	18,442	15,721
Bank Charges	320	334
Filing Fees & Dues	4,573	6,286
Investor Relations	974	4,885
Office	6,516	6,358

TOTAL GENERAL AND ADMINISTRATION	30,825	33,584

General and administrative expense has increased for the six months Year-to-date Quarter period ended June 30, 2012 to $33,584 from the six months Quarter period ended June 30, 2011’s expense of $30,825.  The 2011 AGM mailout costs were included in this Interim Period’s Investor Relations account.  This was offset by the reduction in Administrative costs.

FOREIGN EXCHANGE
The US-Canadian currency exchange rate of 1.0075 at March 31, 2012 swung to 1.0669 at June 30, 2012.
This 6 cent swing caused the foreign exchange costs for the current Interim Period decreased substantially to a gain of $9,221 as compared to a cost of $1,015 for 2011.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 5

INTEREST

On the Interest bearing Notes Payable, the Interest charges incurred for the six months Interim period ended June, 2012 was $6,842 as compared to $4,894 for June 30, 2011.  The increase in interest bearing Notes Payable principals has contributed to this increase.

CONSULTING

Consulting and services expenses remained the same at $21,000 for both Periods.

PROFESSIONAL FEES

This is comprized of Accounting and legal costs.  The Legal expense for the six months Interim period ended June 30, 2012 was $nil.  Without the Lawsuit incurring costs and the lull in maintenance of the Company’s branding copyrights, there were no legal costs during the six months Interim period ended June 30, 2012 and $250 for June 30, 2011.  The accrued audit fee for the current period of $3,000 is a decrease from the $4500 for 2012.

SALES AND MARKETING COSTS

The Marketing expense for the Six Month Interim period ended June 30, 2012 was $338 compared to $352 for 2011.  These costs are for the Company’s website maintenance.

RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $nil.

A company controlled by management (the owner being Rex E. Fortescue, the father of the Company’s President) of the Company provides services to the Company.  During the six months Interim  period ended June 30, 2012, the Company incurred $21,000 ($21,000 for same period in 2011) in consulting fees and $903 ($903 for the same period in 2011) in expense reimbursements.  Included in the Account Payable accounts is $182,524 representing outstanding fees and reimbursements.

A company controlled by management (the owner being Deborah E. Fortescue-Merrin, the Company’s President) of the Company formerly provided the corporate management services of Deborah Fortescue-Merrin and incurred expense reimbursements.  Included in the Accounts Payable account is $71,914 representing outstanding fees and reimbursements.

A company controlled by management (the owners being Rex E. Fortescue, the father of the Company’s President, and Richard E. Fortescue, the brother the Company’s President) of the Company provides accounting and administrative services to the Company.  During the six months of the Interim period ended June, 2012 the Company incurred $12,000 ($15,000 for the same period in 2011) for such accounting and administrative services, and $4,145 ($4,366 for the same period in 2011) in expense reimbursements.  Included in the Account Payable accounts is $162,695 representing outstanding fees and reimbursements.

A company controlled by management (the owners being Deborah E. Fortescue-Merrin, Rex E. Fortescue and Richard E. Fortescue) of the Company has loaned funds under Notes Payable.  During the period the principal loaned was US$ 34,680 (Cnd$37,000).  The Note Payable as an annual interest rate of 10%.

These funds were used to pay for the December 31, 2011 audit, Bermuda Residency Agent and Government annual fees and the Standard & Poor’s fees.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 6

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2012, the Company had a working capital deficit of $7,868,496 (2011: $7,226,227).  The moving of the Preferred Share amount from Equity to the current Liability designation has contributed to this deficit size.  The Company had positive cash flow from operations during the Six months Year-to-date Quarter period ended June 30, 2012 of $413.  The diminished revenue is now not sufficient to provide the necessary funds for marketing, for continued development of the Company's products, nor to fund payment of the Company's dividend obligations on outstanding preference shares.  Due to the operating losses of the past years, the Company’s continuance as a “going concern” is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation.  It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations in its current business activities.  With the only client retiring its airplane, there no clients using any of the Company’s products.

CAPITAL FINANCING

There were no capital financings during the period.  All operations and expenses were funded by the cash flow generated by revenues and accounts payable.

SUMMARY OF QUARTERLY RESULTS

Quarter Ended	Revenue	Net Profit (Loss)before Extraordinary Items	Net Profit (Loss)	Net Loss Per Share
June 30, 2010 3 months	$8,900	$(228,834)	$(228,834)	$(0.0026)
September 30, 20103 months	$7,150	$(161,462)	$(161,462)	$(0.0018)
December 31, 20103 months	$3,500	$(161,640)	$(161,640)	$(0.0018)
March 31, 2011 3 months	$1,750	$(173,639)	$(173,234)	$(0.0020)
June 30, 2011 3 months	$3,500	$(176,608)	$(176,608)	$(0.0020)
September 30, 20113 months	$1,750	$(186,520)	$(186,520)	$(0.0021)
December 31, 20113 months	$3,500	$(92,000)	$(92,000)	$(0.0011)
March 31, 2012 3 months	$1,750	$(192,900)	$(192,900)	$(0.0022)
June 30, 2012 3 months	$ 00	$(176,115)	$(170,959)	$(0.0020)

The invoicing arrangement with the Company’s client is for bi-monthly invoicing for the prior sixty day business periods. The Client provides the details of the Sky Play games’ usage during the prior sixty days.  The Company issues the invoice, submitting it to the client for approval.  With the client’s acceptance, the invoice is deemed issued and the amount is recognized as revenue.  Such bi-monthly invoicing does not allow for a consistent Quarterly flow of revenue.  Hence, there is a consistent difference each Quarter in the recording of Revenue.  However, during the Period SkyPlay’s only client retired the airplane on which the games were installed.

The June, 2010 Quarterly Revenue experienced a decrease of $4,100 from the March, 2010 Quarter’s Revenue.  The Jalux airliner retirement is the cause.  The loss is due to the addition in this Quarter of the March, 2010 cumulative dividend feature as well as this Quarter’s cumulative dividend.  During the Quarter, a new legal counsel was consulted.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 7

The September, 2010 Quarterly Revenue results were a decrease of $1750, from the June, 2010 Quarterly Revenue.
The difference being the date of one client’s bimonthly invoice.  The decrease in the loss is due to the recording of only the Quarter’s Preferred Share dividend.

The December, 2010’s Quarterly revenues of $3,500 reflected the closing of the Jalux account.  With their bankruptcy proceedings accelerating the retirement of all their older inefficient airliners, Sky Play is no longer on any of their airplanes.

The March, 2011 three Months’ Quarterly Revenue of $1,750 are from the one client in Asia.  This is a bimonthly invoicing. The increase in the loss reflects the loss of Jalux as well as an auditor’s recommended adjustment to the outstanding Preferred Dividend balance.  The March 31, 2011 Quarter’s consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting of the International Financial Reporting Standards”

The June, 2011 Quarterly Revenue experienced an increase of $1,750 from the March, 2011 Quarter’s Revenue of $1,750: the difference being the date of the client’s bimonthly invoice.

The September, 2011 Quarterly Revenue results were a decrease of $1750 from the June, 2011 Quarterly Revenue: the difference being the date of the client’s bimonthly invoice.  A contributing factor to the increase in the loss is increase in legal fees incurred by the new corporate legal counsel.

The December, 2011’s Quarterly revenues of $3,500 reflect the coincidence of two invoice periods in the one Quarter.
During this Fourth Quarter old Loans Payable of $109,399 were written off to the Consolidated Statement of loss and Comprehensive Loss for the year ended December 31, 2011.

The March, 2012 three Months’ Quarterly Revenue of $1,750 are from the one Asian client.  The loss increase is a reflection of increased foreign exchange costs, interest costs, and the increase in the Preferred Share Dividend cost.

CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

At the date of these consolidated financial statements, the IASB and IFRIC have issued the following new and revised standards, amendments and interpretations which were not yet effective during the year ended 31 December 2011.

•
IFRS 9 ‘Financial Instruments: Classification and Measurement’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

·
IFRS 10 ‘Consolidated Financial Statements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces consolidation requirements in IAS 27 (as amended in 2008) and SIC-12. The IASB issued a number of new and revised IASs, IFRSs, amendments and related IFRICs which are effective for the Company’s financial year beginning on 1 January 2011.  For the purpose of preparing and presenting the consolidated financial statements, the Company has consistently adopted all these new standards for the years ended 31 December 2011 and 2010.

•	IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.
•
IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 July 2012 and includes amendments regarding Presentation of Items of Other Comprehensive Income.

•
IAS 27 (Amendment) ‘Separate Financial Statements’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 8

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

These consolidated interim financial statements are presented in the Dollar currency of the United States of America.

These consolidated interim financial statements were authorized for issue by the Board of Directors on May 9, 2011.

FINANCIAL INSTRUMENTS

To date, with the exception of Accounts Receivable, Payables and Notes Payable, the Company did not make use of any financial or other instrument for any other purpose.  Therefore, the Company is not exposed to the risks associated with such instruments. With the exception of the Balance Sheet classifications of Accounts Receivable, Payables and Notes Payable, there is no financial statement classification that includes such instruments. With the exception of Interest expenses, there is no income, expense, gain or loss associated with such instruments recorded anywhere in the Company’s financial records nor included in the Company’s financial statements.

The Company has not engaged, nor does it engage, in any off-balance sheet arrangements such as: obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or that engages in leasing, hedging or research and development services with the Company.

OUTSTANDING SHARE DATA

For six month Interim Period ended June 30, 2012, the Company did not issue any securities.

a) COMMON SHARES
	COMMON SHARES	VALUE $
Balance, December 31, 2011	87,467,288	874,673

Issuance during the period	0	0
Balance, June 30, 2012	87,467,288	874,673

Issuance during the period	0	0
Balance, August 15, 2012	87,467,288	874,673

b)           OPTIONS

By agreements dated April 6, 2007, the Company granted 6,950,000 stock options to directors, officers and consultants of the Company entitling the holders thereof the right to purchase one common share of the Company for each option held at $0.25 per share.  The stock options vested on the grant date of April 6, 2007 and expired on April 6, 2012.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 9

BOARD OF DIRECTORS

As of June 30, 2012, as at the date of this Document and the date of the amendment, the following are the Members of the Board of Directors:

Deborah Fortescue-Merrin Anthony Clements Kendrick P. Lanyi-Grunfeldt

THE OFFICERS

As of June 30, 2012, as at the date of this Document, and the date of the amendment the following are the Company Officers:

Deborah Fortescue-Merrin Laura M. Johnson	- President - Secretary

SUBSEQUENT EVENTS

Being the name change is not relevant to the Company’s business, at the 2011 Annual General Meeting the shareholders approved the change in the Company’s name back to Creator Capital Limited.

On 6 April 2012, a total of 6,950,000 stock options expired unexercised.

The Company extended the repayment dates on various loans by an additional year.

Creator Capital Limited June 30, 2012 Interim Financials MD&A Page	Page 10